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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       -----------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)


                          Barringer Laboratories, Inc.
                     --------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                   -------------------------------------------
                         (Title of Class of Securities)


                                    068508100
                   ------------------------------------------
                                 (CUSIP Number)


                            Stephen A. Infante, Esq.
                              Howard, Darby & Levin
                           1330 Avenue of the Americas
                            New York, New York 10019
                                 (212) 841-1000
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 8, 1998
                -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the Statement [x].

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      CUSIP No. 068508100             13D                      Page 2 of 6 Pages
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  1       NAME OF REPORTING PERSON                    John P. Holmes, III


       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   N/A
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  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]

                                                                     (b)  [ ]
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  3       SEC USE ONLY
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  4       SOURCE OF FUNDS                                    PF
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  5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)       [ ]
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  6       CITIZENSHIP OR PLACE OF ORGANIZATION        United States
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    Number of       7     SOLE VOTING POWER                   82,296
     Shares
                  --------------------------------------------------------------
  Beneficially      8     SHARED VOTING POWER                 -0-
    Owned by
                  --------------------------------------------------------------
 Each Reporting     9     SOLE DISPOSITIVE POWER              82,296
                  --------------------------------------------------------------
  Person With      10     SHARED DISPOSITIVE POWER             -0-
--------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          82,296
--------------------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES [ ]
--------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.5%
--------------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON                                  IN
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      CUSIP No. 068508100             13D                      Page 3 of 6 Pages
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        This Amendment No. 6 amends and supplements the Statement on Schedule
13D, originally filed with the Securities and Exchange Commission on May 23, 1996 and amended by Amendment No. 1 filed on August 26, 1996, Amendment No. 2 filed on October 16, 1996, Amendment No. 3 filed on November 20, 1996, Amendment No. 4 filed on January 14, 1997 and Amendment No. 5 filed on February 19, 1997 (the "Schedule 13D"), by John P. Holmes, III. Capitalized terms not defined in this Amendment No. 6 have the meanings assigned thereto in the Schedule 13D.


ITEM 2. IDENTITY AND BACKGROUND.

        Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

        The person filing this Statement is John P. Holmes, III (the "Reporting Person") and he is a citizen of the United States of America.

        The Reporting Person's principal occupation or employment is serving as president and managing director of Ahern Partners, a money management firm. The Reporting Person's business address is c/o Ahern Partners, 18 Kings Highway North, Westport, Connecticut 06880.

        During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        The Reporting Person, J. Francis Lavelle, Thomas A. Dippel and Timothy
C. deGavre (collectively, the "Former Group Members"), were deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by virtue of an understanding between them to act together from time to time for the purpose of acquiring holding, voting, or disposing of Shares. The Former Group Members no longer have such an understanding and may no longer be deemed a "group" within the meaning of Rule 13d-5 promulgated under the Exchange Act. The amount of Shares held by the Reporting Person does not reflect any Shares held by any other Former Group Member.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

        The aggregate purchase price for 32,100 of the 82,296 Shares beneficially owned by the Reporting Person, including payment of commissions, reduced by the proceeds received in connection with the sale of Shares in May 1998 as described in Item 5, was $191,554.03. The purchase of these Shares was funded from cash available to the Reporting Person. The Reporting Person acquired beneficial ownership of the other 50,469 Shares pursuant to the issuance by the Issuer to the Reporting Person of the Warrants described in
Item 6.



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      CUSIP No. 068508100             13D                      Page 4 of 6 Pages
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ITEM 4. PURPOSE OF TRANSACTION.

        Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

        The Reporting Person acquired his Shares for investment purposes. The Reporting Person believes that the Shares represent an attractive investment opportunity. The Reporting Person will continue to evaluate his investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, the Reporting Person's own financial condition, other investment opportunities and other future developments. Based upon such evaluation, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is warranted, whether because of the market prices for the Issuer's securities or otherwise, the Reporting Person may acquire additional Shares or other securities (in addition to the warrants that the Issuer has agreed to issue to the Reporting Persons as described in Item 6), either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the Shares owned by the Reporting Person.

         Except as set forth above in this Item 4 and in Item 6, the Reporting Person has no plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

        (a) As of the close of business on April 30, 1998, the Reporting Person beneficially owned 82,296 Shares representing approximately 2.5% of such class of stock, based upon the 3,257,315 Shares outstanding as of April 30, 1998. This amount includes 50,469 Shares that the Reporting Person has the right to acquire upon exercise of the warrants described in Item 6.

        (b) The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 32,100 Shares that he beneficially owns. Upon exercise of the warrants described in Item 6, the Reporting Person will have sole power to vote or to direct the vote or to dispose or to direct the disposition of the other 50,469 Shares that he beneficially owns.

        (c) On May 7, 1998, the Reporting Person sold 25,000 Shares in the over-the-counter market for an aggregate sale price of $10,437.50 and on May 8, 1998, the Reporting Person sold 140,400 Shares in the over-the-counter market for an aggregate sale price of $50,028.24.

        (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares which the Reporting Person may be deemed to beneficially own, other than 10,000 Shares beneficially owned with respect to which the Reporting Person's daughters share with the Reporting Person the right to receive dividends and sale proceeds.


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      CUSIP No. 068508100             13D                      Page 5 of 6 Pages
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        (e) The Reporting Person ceased to be a beneficial owner of more than five percent of the Shares on May 8, 1998.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

        Green Field, on behalf of certain Former Group Members (including the Reporting Person), entered into a letter of intent dated April 23, 1996 with D.M.F.R. Group USA Co. ("DMFR"), a copy of which was attached to the original
Schedule 13D as Exhibit 1 (the "DMFR letter of Intent") and is incorporated herein by reference, pursuant to which certain Former Group Members (including the Reporting Person) purchased an aggregate of 208,047 Shares.

      On behalf of certain Former Group Members (including the Reporting Person), Green Field also entered into a letter agreement dated May 13, 1996 with the Issuer, a copy of which was attached to the original Schedule 13D as
Exhibit 2 (the "Issuer Letter") and is incorporated herein by reference, pursuant to which the Issuer agreed to issue warrants to certain Former Group Members (including the Reporting Person). In addition, the Issuer Letter provides that the Issuer will issue to certain Former Group Members (including the Reporting Person) additional warrants to purchase an aggregate of 80,000 Shares at $1.06 per Share and 25,000 Shares at $1.25 per Share. These warrants were issued to the Reporting Person during the period from June 1996 through May 1997 at a rate of 2,003 per month.

         On May 13, 1996, the Issuer issued to Reporting Person warrants to purchase 26,435, a copy of which were attached to the original Schedule 13D as
Exhibit 3 (the "Warrant"), and is incorporated herein by reference. The Warrant is exercisable, in whole or in part, at any time or from time to time prior to May 13, 2001 at a price per Share of $1.06. The Warrant also provides for certain demand and incidental registration rights with respect to Shares issuable upon exercise thereof.

         Except as described in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


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      CUSIP No. 068508100             13D                      Page 6 of 6 Pages
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                                   SIGNATURES

        After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 1998



                                                      JOHN P. HOLMES, III
                                              ----------------------------------
                                                      John P. Holmes, III